UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-4 (Registration Number: 333-221224) of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Reconciliation of Mexican GAAP to IFRS for Grupo Financiero Santander México, S.A.B. de C.V. as of and for the nine-month period ended September 30, 2017.
2.

Reconciliation of Mexican GAAP to IFRS for Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México as of and for the nine-month period ended September 30, 2017.

3.	Unaudited Pro Forma Condensed Consolidated Financial Information as of and for the nine-month period ended September 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 16, 2017

Item 1

Reconciliation of Mexican GAAP to IFRS

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries

The consolidated financial statements of Grupo Financiero Santander México, S.A.B. de C.V. (together with its subsidaries, the “Group”) filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards (CINIF), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Group, are reconciled and described below:

Reconciliation of profit for the nine-month period ended September 30, 2017

Profit under Mexican Banking GAAP	Ps.	13,195

IFRS adjustments:
Deferred income taxes	(a)	-
Deferred employee profit sharing	(b)	9
Pension and post-employment benefits	(c)	64
Allowance for impairment losses and provision for off-balance sheet risk	(d)	342
Impairment losses from non-current assets held for sale	(e)	(87)
Fair value measurements and Special CETES reserve	(f)	(164)
Other adjustments		34
Profit under IFRS	Ps.	13,393
Non-controlling interest		-
Profit attributable to the Parent under IFRS	Ps.	13,393

Reconciliation of Total Equity as of September 30, 2017

Total Equity under Mexican Banking GAAP	Ps.	119,420

IFRS adjustments:
Deferred income taxes	(a)	480
Deferred employee profit sharing	(b)	(2,648)
Pension and post-employment benefits	(c)	(1,458)
Allowance for impairment losses and provision for off-balance sheet risk	(d)	887
Impairment losses from non-current assets held for sale	(e)	353
Fair value measurements and Special CETES reserve	(f)	419
Total Equity under IFRS	Ps.	117,453

1

Reconciliation of Cash and cash equivalents as of September 30, 2017

Cash and cash equivalents under Mexican Banking GAAP	Ps.	92,316

IFRS adjustments:
Loans and advances to credit institutions	(g)	(28,692)
Loans and advances to customers	(g)	(21)
Financial assets held for trading - Trading derivatives	(g)	(13,565)
Total Cash and cash equivalents under IFRS	Ps.	50,038

A description of the IFRS adjustments is presented below:

a)	Deferred income taxes

For Mexican Banking GAAP purposes, the Group records a reserve against deferred tax assets related primarily to the effect of tax benefits offered by loan loss reserves that are not expected to be realized within a short-term period based on the projections of the Group. Such valuation reserves have been accepted by the CNBV. For IFRS purposes, the Group has recognized deferred tax assets for all tax benefits that management believes are probable of realization.

b)	Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities, while IFRS does not considers this deferred employee profit sharing as an income tax temporary difference.

c)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on January 1, 2010. For Mexican Banking GAAP purposes, the net pension liability represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan, while IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

In addition, under Mexican Banking GAAP actuarial gains and losses from the year should be immediately recognized through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan. IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling to profit or loss.

d)	Allowance for impairment losses and provision for off-balance sheet risk

Under IFRS, the Group has established a methodology for calculating impairment losses and the provision for off-balance sheet risk. The Group estimates the impairment of loans and receivables and off-balance sheet risk provision using an incurred loss model, which is based on the Group’s historical experience of impairment and other circumstances known at the time of assessment. Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected losses model. The expected loss model formulas are developed by

2

the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Group’s credit loss experience.

e)	Impairment losses from non-current assets held for sale

Under Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV. For IFRS purposes, the Bank determines an estimation based on non-current assets held for sale history and other quantitative factors.

f)	Fair value measurements and Special CETES reserve

For Mexican Banking GAAP, the fair value measurement of over-the-counter (hereinafter, “OTC”) derivatives does not consider the counterparty credit risk or the Group’s own credit risk. For IFRS purposes, the counterparty credit risk and the Group’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not have deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28-day Interbank Interest Rate (TIIE28) future contracts traded in the Mexican Derivatives Exchange (MexDer). The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices).

This adjustment also includes the reversal of a reserve for the probable future decrease in value of Special Long-Term Federal Treasury Securities (Special CETES) that was created by the Group permitted by the Commission for Mexican Banking GAAP purposes. The Special CETES reserve do not meet the recognition criteria under IFRS.

g)	Cash and cash equivalents

For Mexican Banking GAAP, “Cash and cash equivalents” include some items that are mandatory to be presented in this line of the balance sheet but do not comply with the definition of “Cash and cash equivalents” under IFRS.

3

Item 2

Reconciliation of Mexican GAAP to IFRS

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Subsidiaries

The consolidated financial statements of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (together with its subsidaries, the “Bank”) filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards (CINIF), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Bank, are reconciled and described below:

Reconciliation of profit for the nine-month period ended September 30, 2017

Profit under Mexican Banking GAAP	Ps.	13,164

IFRS adjustments:
Deferred income taxes	(a)
Deferred employee profit sharing	(b)	(1)
Pension and post-employment benefits	(c)	61
Allowance for impairment losses and provision for off-balance sheet risk	(d)	342
Impairment losses from non-current assets held for sale	(e)	(87)
Fair value measurements and Special CETES reserve	(f)	(164)
Other adjustments		39
Profit under IFRS	Ps.	13,354
Non-controlling Interest
Profit attributable to the Parent under IFRS	Ps.	13,354

Reconciliation of Total Equity as of September 30, 2017

Total Equity under Mexican Banking GAAP	Ps.	117,346

IFRS adjustments:
Deferred income taxes	(a)	485
Deferred employee profit sharing	(b)	(2,665)
Pension and post-employment benefits	(c)	(1,458)
Allowance for impairment losses and provision for off-balance sheet risk	(d)	887
Impairment losses from non-current assets held for sale	(e)	353
Fair value measurements and Special CETES reserve	(f)	419
Total Equity under IFRS	Ps.	115,367

1

Reconciliation of Cash and cash equivalents as of September 30, 2017

Cash and cash equivalents under Mexican Banking GAAP		Ps.	92,316

IFRS adjustments:
Loans and advances to credit institutions	(g)		(28,692)
Loans and advances to customers	(g)		(21)
Financial assets held for trading - Trading derivatives	(g)		(13,565)
Total Cash and cash equivalents under IFRS		Ps.	50,038

A description of the IFRS adjustments is presented below:

a)	Deferred income taxes

For Mexican Banking GAAP purposes, the Bank records a reserve against deferred tax assets related primarily to the effect of tax benefits offered by loan loss reserves that are not expected to be realized within a short-term period based on the projections of the Bank. Such valuation reserves have been accepted by the CNBV. For IFRS purposes, the Bank has recognized deferred tax assets for all tax benefits that management believes are probable of realization.

b)	Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities, while IFRS does not considers this deferred employee profit sharing as an income tax temporary difference.

c)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on January 1, 2010. For Mexican Banking GAAP purposes, the net pension liability represents the present value of the defined benefit obligation, plus (minus) the unrecognized actuarial gains or losses of the pension plan, while IFRS requires that the net pension liability reflects the full value of the underfunded status of the pension plan.

In addition, under Mexican Banking GAAP actuarial gains and losses from the year should be immediately recognized through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan. IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling to profit or loss.

d)	Allowance for impairment losses and provision for off-balance sheet risk

Under IFRS, the Bank has established a methodology for calculating impairment losses and the provision for off-balance sheet risk. The Bank estimates the impairment of loans and receivables and off-balance sheet risk provision using an incurred loss model, which is based on the Bank’s historical experience of impairment and other circumstances known at the time of assessment. Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected losses model. The expected loss model formulas are developed by the

2

CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank’s credit loss experience.

e)	Impairment losses from non-current assets held for sale

Under Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV. For IFRS purposes, the Bank determines an estimation based on non-current assets held for sale history and other quantitative factors.

f)	Fair value measurements and Special CETES reserve

For Mexican Banking GAAP, the fair value measurement of over-the-counter (hereinafter, “OTC”) derivatives does not consider the counterparty credit risk or the Bank’s own credit risk. For IFRS purposes, the counterparty credit risk and the Bank’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not have deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28-day Interbank Interest Rate (TIIE28) future contracts traded in the Mexican Derivatives Exchange (MexDer). The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices).

This adjustment also includes the reversal of a reserve for the probable future decrease in value of Special Long-Term Federal Treasury Securities (Special CETES) that was created by the Bank permitted by the Commission for Mexican Banking GAAP purposes. The Special CETES reserve do not meet the recognition criteria under IFRS.

g)	Cash and cash equivalents

For Mexican Banking GAAP, “Cash and cash equivalents” include some items that are mandatory to be presented in this line of the balance sheet but do not comply with the definition of “Cash and cash equivalents” under IFRS.

3

Item 3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the “unaudited pro forma financial information”) as of and for the nine-month period ended September 30, 2017 has been prepared by applying unaudited pro forma adjustments to (i) the historical interim consolidated balance sheets as of September 30, 2017 of Grupo Financiero Santander México, S.A.B. de C.V. (“GFSM”) and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“SanMex”), (ii) the historical interim consolidated income statements for the nine-month period ended September 30, 2017 of GFSM and SanMex.

The unaudited pro forma financial information for the nine-month period ended September 30, 2017 gives effect to the following transactions:

•	The following corporate actions to be taken in connection with the merger of GFSM and SanMex (the “Merger”):

o	An increase in SanMex’s share capital as of September 30, 2017 through a reallocation shareholders’ equity from Share premium to Share capital for an amount of Ps.17,572 million.

o	The issuance of 175,723,458,800 shares of SanMex’s capital stock, nominal value of Ps.0.10 per share.

o	The declaration of a cash dividend to the shareholders of GFSM for an amount of approximately Ps.1,816 million from Accumulated reserves, equivalent to Ps.0.2676015655 per GFSM share.

o	A reverse split of SanMex’s share capital, increasing the nominal value of its shares from Ps.0.10 per share to Ps.3.780782962 per share and resulting in a cancellation of 264,441,701,428 shares.

o	The issuance of new SanMex shares at the rate of Ps.3.780782962 per share, and certain adjustments to its share capital such that the total number of SanMex shares issued and outstanding after the Merger will be 6,786,994,305.

•	Merger of GFSM, as merged entity, with and into SanMex, as surviving entity.

•	Sale of the Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (“Casa de Bolsa”) shares for Ps.1,163 million to a new financial holding company to be incorporated by Banco Santander, S.A. (“New HoldCo”).

For further information, see “The Merger—Implementation of the Corporate Restructuring” appearing in the registration statement on Form F-4 of SanMex, filed with the U.S. Securities and Exchange Commission on October 30, 2017 (the “SanMex Form F-4”).

The unaudited pro forma condensed consolidated balance sheet has been prepared based on the consolidated IFRS historical balance sheets of SanMex and GFSM and give effect on a pro forma basis to the Merger as if it had occurred on January 1, 2017. The unaudited pro forma condensed consolidated income statements have been prepared assuming that the events set forth above had occurred on January 1, 2017. The unaudited pro forma financial information does not purport to represent what our actual results of operations would have been if these transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The unaudited pro forma financial information is presented for informational purposes only. The historical interim consolidated income statement have been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are (1) directly attributable to the above listed transactions, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results.

The unaudited pro forma financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the SanMex Form F-4, GFSM’s annual report on Form 20-F and the GFSM Q2 Form 6-K. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our unaudited pro forma financial information.

BANCO SANTANDER MEXICO

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

	As of September 30, 2017
ASSETS	Bank (consolidated)	Group (standalone)	Brokerage House (standalone)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	(Millions of pesos)
CASH AND BALANCES WITH THE CENTRAL BANK	50,038	-	-	1,163	1c	51,201

FINANCIAL ASSETS HELD FOR TRADING:	257,054	243	696	(939)		257,054
Debt instruments	131,286	243	297	(540)	1b, 1c	131,286
Equity instruments	2,659	-	399	(399)	1b, 1c	2,659
Trading derivatives	123,109	-	-	-		123,109

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:	43,936	530	15,586	(15,586)		44,466
Loans and advances to credit institutions – Reverse repurchase agreements	30,073	-	15,586	(15,586)	1c	30,073
Loans and advances to customers – Reverse repurchase agreements	13,863	530	-	-		14,393

AVAILABLE-FOR-SALE FINANCIAL ASSETS:	159,103	-	33	(367)		158,769
Debt instruments	158,700	-	-	-		158,700
Equity instruments	403	-	33	(367)	1b, 1c	69

LOANS AND RECEIVABLES:	683,711	9,158	483	(9,640)		683,712
Loans and advances to credit institutions	68,002	78	409	(486)	1b, 1c	68,003
Loans and advances to customers	604,973	-	74	(74)	1c	604,973
Debt instruments	10,736	9,080	-	(9,080)	1b	10,736

HEDGING DERIVATIVES	14,252	-	-	-		14,252

NON-CURRENT ASSETS HELD FOR SALE	1,032	-	-	-		1,032

INVESTMENTS IN SUBSIDIARIES:
Other investments	-	116,344	57	(116,401)	1b, 1c	-

TANGIBLE ASSETS	5,677	-	3	(3)	1c	5,677

INTANGIBLE ASSETS:	6,231	-	-	-		6,231
Goodwill	1,734	-	-	-		1,734
Other intangible assets	4,497	-	-	-		4,497

TAX ASSETS:	20,857	59	10	(14)		20,912
Current	4,667	59	10	(10)	1c	4,726
Deferred	16,190	-	-	(4)		16,186

OTHER ASSETS	7,763	3	55	(55)	1c	7,766

TOTAL ASSETS	1,249,654	126,337	16,923	(141,842)		1,251,072

	As of September 30, 2017
LIABILITIES AND EQUITY	Bank (consolidated)	Group (standalone)	Brokerage House (standalone)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	(Millions of pesos)
FINANCIAL LIABILITIES HELD FOR TRADING:	181,643	-	14,968	(14,968)		181,643
Trading derivatives	125,640	-	-	-		125,640
Short positions	56,003	-	14,968	(14,968)	1c	56,003

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:	131,539	-	222	(292)		131,469
Deposits from the Central Bank – Repurchase agreements	58,066	-	-	-		58,066
Deposits from credit institutions – Repurchase agreements	5,015	-	-	-	1c	5,015
Customer deposits – Repurchase agreements	57,929	-	222	(292)	1c	57,859
Marketable debt securities	10,529	-	-	-		10,529

FINANCIAL LIABILITIES AT AMORTIZED COST:	787,927	9,238	448	(9,779)		787,834
Deposits from Central Bank	3,006	-	-	-		3,006
Deposits from credit institutions	58,534	-	-	-		58,534
Customer deposits	605,672	-	-	(251)	1b	605,421
Marketable debt securities	71,634	-	-	-		71,634
Subordinated liabilities	32,772	9,033	-	(9,080)	1b	32,725
Other financial liabilities	16,309	205	448	(448)	1c	16,514

HEDGING DERIVATIVES	7,787	-	-	-		7,787
		-	-	-
PROVISIONS:	7,328	-	60	(60)		7,328
Provisions for pensions and similar obligations	4,337	-	45	(45)	1c	4,337
Provisions for tax and legal matters	1,168	-	15	(15)	1c	1,168
Provisions for off-balance sheet risk	860	-	-	-		860
Other provisions	963	-	-	-		963

TAX LIABILITIES:	409	12	75	25		521
Current	10	-	-	100	1c	110
Deferred	399	12	75	(75)	1c	411

OTHER LIABILITIES	17,654	14	55	1,105	1a.(iii)1b, 1c	18,828

TOTAL LIABILITIES	1,134,287	9,264	15,828	(23,969)		1,135,410

SHAREHOLDERS' EQUITY:	115,597	117,403	1,087	(118,145)		115,942
Share capital	8,086	25,658	472	(8,556)	1b, 1c, 1d	25,660
Share premium	16,956	11,415	-	(17,421)	1e	10,950
Accumulated reserves	77,201	66,937	548	(78,680)	1f	66,006
Profit for the year attributable to the Parent	13,354	13,393	67	(13,488)	1b, 1c	13,326

VALUATION ADJUSTMENTS:	(288)	(330)	8	272	1b, 1c	(338)
Available-for-sale financial assets	(651)	(693)	8	635	1b, 1c	(701)
Cash flow hedges	363	363	-	(363)	1b	363

TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT

NON-CONTROLLING INTERESTS	58	-	-	-	1b, 1c	58

TOTAL EQUITY	115,367	117,073	1,095	(117,873)		115,662
TOTAL LIABILITIES AND EQUITY	1,249,654	126,337	16,923	(141,842)		1,251,072

BANCO SANTANDER MEXICO

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

	For the nine-month period ended September 30, 2017
	Bank (consolidated)	Group (standalone)	Brokerage House (standalone)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
	(Millions of pesos)
Interest income and similar income	72,204	32	1,194	(1,205)	1g, 1h	72,225
Interest expenses and similar charges	(30,696)	(18)	(1,154)	1,165	1g, 1h	(30,703)
NET INTEREST INCOME	41,508	14	40	(40)		41,522
Dividend income	148	13,415	20	(13,435)	1g, 1h	148
Fee and commission income	15,155	-	446	(446)	1g, 1h	15,155
Fee and commission expenses	(4,034)	(6)	(77)	77	1g, 1h	(4,040)
Gains/(losses) on financial assets and liabilities (net)	2,197	-	70	(70)	1g, 1h	2,197
Exchange differences (net)	1	-	-	-		1
Other operating income	395	-	21	(21)	1g, 1h	395
Other operating expenses	(2,585)	-	(3)	3	1g, 1h	(2,585)
TOTAL INCOME	52,785	13,423	517	(13,932)		52,793
Administrative expenses:	(18,600)	(30)	(440)	440	1g, 1h	(18,630)
Personnel expenses	(9,124)	-	(286)	286	1g, 1h	(9,124)
Other general administrative expenses	(9,476)	(30)	(154)	154	1g, 1h	(9,506)
Depreciation and amortization	(1,850)	-	-	-		(1,850)
Impairment losses on financial assets (net):	(14,824)	-	-	-		(14,824)
Loans and receivables	-	-	-	-
Impairment losses on other assets (net):	-	-	-	-
Non-current assets held for sale	(248)	-	-	-		(248)
Provisions (net)	(238)	-	(5)	5	1g, 1h	(238)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	3	-	-	-		3
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	57	-	-		1g, 1h	57
OPERATING PROFIT BEFORE TAX	17,085	13,393	72	(13,487)		17,063
Income tax	(3,731)	-	(5)	(1)	1g, 1h	(3,737)
PROFIT FOR THE YEAR	13,354	13,393	67	(13,488)		13,326
Profit attributable to the Parent	13,354	13,393	67	(13,488)	1g, 1h	13,326
Profit attributable to non-controlling interests	-	-	-	-		-

1. Pro Forma adjustments

Unaudited Pro Forma Condensed Consolidated Balance Sheets

The unaudited pro forma condensed consolidated balance sheets as of September 30, 2017 reflect the following adjustments.

(a)	Corporate Actions to Facilitate Restructuring.

(i)	An increase in the Bank’s share capital as of September 30, 2017 through a reallocation shareholders’ equity from Share premium to Share capital for an amount of Ps.17,572 million.

(ii)	As a result of the aforementioned capitalization of Share premium, the issuance of 175,723,458,800 (one hundred seventy-five billion seven hundred twenty-three million four hundred fifty-eight thousand eight hundred) shares of the Bank’s capital stock, nominal value of Ps.0.10 per share, of which 147,334,680,830 (one hundred forty-seven billion three hundred thirty-four million six hundred eighty thousand eight hundred thirty) shares correspond to the Series F Shares and 28,388,777,970 (twenty-eight billion three hundred eighty-eight million seven hundred seventy-seven thousand nine hundred seventy) shares correspond to the Series B, resulting in total Bank share capital as follows: 222,990,432,417 (two hundred twenty-two billion nine hundred ninety million four hundred thirty-two thousand four hundred seventeen) Series F shares and 41,451,269,011 (forty-one billion four hundred fifty-one million two hundred sixty-nine thousand eleven) Series B shares, amounting to 264,441,701,428 (two hundred sixty-four billion four hundred forty-one million seven hundred and one thousand four hundred twenty-eight) total shares of the Bank.

(iii)	The declaration of a cash dividend to the shareholders of the Group for an amount of approximately Ps.1,816 million from Accumulated reserves, equivalent to Ps.0.2676015655 per share, to be paid to GFSM shareholders in proportion to the number of shares held by each shareholder. The aforementioned cash dividend is registered in Other liabilities.

(iv)	A reverse split of the Bank’s share capital, increasing the nominal value of the Bank’s shares from Ps.0.10 per share to Ps.3.780782962 per share, resulting in a cancellation of 264,441,701,428 (two hundred sixty-four billion four hundred forty-one million seven hundred and one thousand four hundred twenty-eight) shares of the Bank, as indicated in sub-section (ii) above.

(v)	The issuance of 6,994,363,445 (six billion nine hundred ninety-four million three hundred sixty-three thousand four hundred forty-five) new shares at the rate of Ps.3.780782962 per share, representing the Bank’s share capital.

These adjustments are performed in order to make the nominal and accounting value of the shares of the Group equal to those of the Bank.

(b)	Merger of the Group, as merged entity, with and into the Bank, as surviving entity.

Adjustments as of September 30, 2017 for the merger of the Group, as merged entity, with the Bank, as the surviving entity, eliminating intercompany transactions and also including those adjustments to make the nominal and accounting value of the shares of the Group equal to those of the Bank, resulting in the Bank having a total of 6,786,994,305 shares issued and outstanding after the Merger.

(c)	Sale of the Casa de Bolsa shares.

Adjustments as of September 30, 2017 reflecting the sale of the Casa de Bolsa shares to New HoldCo. The sale price of the Casa de Bolsa shares amounts to Ps.1,163 million. This amount is registered in Cash and balances with Central Bank with its corresponding tax in Tax liabilities by Ps.100 million.

(d)	These adjustments relate to the capitalization of the Share premium of the Bank for Ps.17,572 million and the elimination of the balances of Share capital of Casa de Bolsa and the Group, amounting to Ps.472 million and Ps.25,658 million, respectively

(e)	These adjustments relate to the recognition of the merging premium for Ps.11,566 million, the cancelation of the Share premium of the Group for Ps.11,415 million and the capitalization of the Share premium for Ps.17,572 million.

(f)	These adjustments relate to the elimination of intercompany transactions for Ps.77,379 million, the declaration to the dividend for Ps.1,816 million and the net impact on Accumulated reserves from the sale of the Casa de Bolsa shares of Ps.515 million.

Unaudited Pro Forma Condensed Consolidated Income Statements

(g)	Merger of the Group, as merged entity, with the Bank as surviving entity.

Adjustments for the nine-month period ended September 30, 2017 for (i) the merger of the Group, as merged entity, with the Bank, as the surviving entity, eliminating intercompany transactions.

(h)	Sale of the Casa de Bolsa shares.

Adjustments for the nine-month period ended September 30, 2017 for the unaudited pro forma condensed consolidated income statements reflecting the sale of the Casa de Bolsa shares to New HoldCo.

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